Press Release dated July 21, 2003

Call-Net Enterprises heralds today’s CRTC decision directing ILECs to unbundle DSL from residential local service

The decision represents a significant win for Canadian consumers en Français (Toronto, ON), July 21, 2003 — Call-Net Enterprises Inc. (TSE: FON, FON B), a national provider of competitive telecommunications and data services through Sprint Canada Inc., today commended the Canadian Radio-television Telecommunication Commission’s decision (CRTC 2003-49), directing incumbent telephone companies to provide their retail high-speed Internet service to residential telephone customers of competitors like Sprint Canada, upon request.

“We’re obviously thrilled with today’s decision,” said Bill Linton, president and chief executive officer, Call-Net. “We commend the CRTC for this major decision which removes yet another obstacle to fair competition in the telecommunications market in Canada. This is a significant win for Canadian consumers who will now have real choice when selecting their local, long distance and high-speed access service provider.”

Prior to today’s ruling, Canadian consumers were forced to select the incumbent local telephone service if they wanted telephone-based high-speed access. As a result of today’s decision, Canadian consumers who wish to order local service with Sprint Canada can now do so without having to change their current Internet high-speed access provider.

Today’s decision comes about as a result of an application made by Call-Net on January 17, 2003 requesting that the CRTC lift restrictions on the provision of high-speed access service. Call-Net argued that the incumbent telephone companies were unjustly discriminating against competitive local exchange carriers like Sprint Canada, by bundling their local and high-speed access services together.

“This milestone decision will open a number of new sales opportunities for Sprint Canada and improve the efficiency of our sales process,” added Linton. “We believe that the incumbent local exchange carriers will comply immediately with today’s directive and do justice to both the spirit and intent of the CRTC’s rules.”

Today’s decision takes effect immediately.

Sprint Canada is a national provider of residential and business telecommunications services. It is the only CLEC offering residential consumers a choice of local service provider nationally. The Company began offering residential telephone service in May 2001 and has over 171,000 local service lines across the country. Service is available in nine major markets.

About Call-Net Enterprises Inc. and Sprint Canada Inc.

Call-Net Enterprises Inc. is a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services to businesses and households primarily through its wholly owned subsidiary Sprint Canada Inc. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network and has over 134 co-locations in nine Canadian metropolitan markets. For more information, visit the Company’s web sites at www.callnet.ca and www.sprint.ca.

Note for Investors:

This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company’s recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

For further information
Media contact: Karen O’Leary Corporate Communications (416) 718-6445 koleary.sprint-canada.com	Investor Relations contact: Farzana Giga Investor Relations (416) 718-6251 farzana.giga@sprint-canada.com